Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Third Quarter of 2024

SINGAPORE, November 25, 2024 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the third quarter of FY2024 ended September 30, 2024.

Third Quarter 2024 Highlights

•	Revenue was US$198.6 million, representing an increase of 14.6% from US$173.3 million in the same period of 2023.

•	In the third quarter of 2024, the Company maintained its existing restaurant footprint with no new openings. The Company temporarily closed 1 restaurant in Southeast Asia in anticipation to relaunch the restaurant as a secondary branded restaurant in the near future. The total number of Haidilao restaurants as of September 30, 2024 was 121, reflecting a net increase of 6 since December 31, 2023.

•	Total table turnover rate[1] was 3.8 times per day, compared to 3.7 times per day in the same period of 2023.

•	Had over 7.4 million total guest visits, representing an increase of 4.2% from 7.1 million in the same period of 2023.

•	Same-store sales growth[2] was 5.6%.

•	Income from operation margin[3] was 7.5%, compared to 5.7% in the same period of 2023.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “In the third quarter of 2024, we recorded a quarterly revenue of US$198.6 million, reflecting a 14.6% year-over-year growth. Our income from operation margin3 was 7.5%, increasing by 1.8 percentage points from the same period of the last year. This growth stems not only from the increasing influence of our brand but also from the dedication of our entire team in elevating customer experience, broadening our customer reach, and perfecting our operational execution across all consumer scenarios. At the same time, we will remain focused on enhancing our core competencies across supply chain optimization, innovative product development, strategic brand building, and digital transformation to drive superior restaurant performance.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Refers to the year-over-year growth of the aggregate gross revenue from Haidilao restaurant operations at the Company’s same stores for the period indicated.

3 Calculated by dividing income from operation4 by total revenue.

Third Quarter 2024 Financial Results

Revenue was US$198.6 million, representing an increase of 14.6% from US$173.3 million in the same period of 2023.

•	Revenue from Haidilao restaurant operations was US$190.9 million, representing an increase of 14.5% from US$166.7 million in the same period of 2023. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; (ii) continuous efforts to increase guest visits and table turnover rate; and (iii) an increase in average spending per guest.

•	Revenue from delivery business was US$2.6 million, representing an increase of 8.3% from US$2.4 million in the same period of 2023, primarily due to enhanced partnerships with local delivery platforms.

•	Revenue from other business was US$5.1 million, representing an increase of 21.4% from US$4.2 million in the same period of 2023, driven by the growing popularity for hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers.

Raw materials and consumables used were US$65.5 million, representing an increase of 9.9% from US$59.6 million in the same period of 2023. As a percentage of revenue, raw materials and consumables used decreased to 33.0% in the third quarter of 2024 from 34.4% in the same period of 2023.

Staff costs were US$65.8 million, representing an increase of 15.2% from US$57.1 million in the same period of 2023. As a percentage of revenue, staff costs accounted for 33.1%, compared to 32.9% in the same period of 2023. The increase was primarily due to (i) an increase in the number of employees in line with restaurant network expansion compared to the same period of 2023, and an increase in guest visits and table turnover rate; (ii) the Company’s operational strategy of ensuring sufficient number of employees to provide superior customer experience; and (iii) an increase in statutory minimum wages in several countries.

Income from operations4 was US$14.9 million, representing an increase of 52.0% from US$9.8 million in the same period of 2023. Income from operation margin3 was 7.5%, compared to 5.7% in the same period of 2023. This increase in income from operations was mainly attributable to (i) an increase in revenue and table turnover rate as described above; and (ii) an improvement in operational efficiency, especially through optimization of the global supply chain and enhanced cost control.

Profit for the period was US$37.7 million, compared to a loss of US$1.4 million in the same period of 2023. This change was mainly due to (i) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; (ii) an improvement in operational efficiency; and (iii) in addition to the aforementioned factors that affect the Company’s income from operations, an increase in net foreign exchange gains of US$34.6 million compared to the same period of 2023.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from (loss) profit for the period.

Basic and diluted net profit per share were both US$0.06, compared to an approximating nil in the same period of 2023.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended September 30,
	2024	2023
Number of restaurants
Southeast Asia	73	69
East Asia	18	17
North America	20	18
Others(1)	10	10
Total	121	114

Total guest visits (million)
Southeast Asia	5.2	4.9
East Asia	0.8	0.8
North America	0.9	0.8
Others(1)	0.5	0.6
Overall	7.4	7.1

Table turnover rate(2) (times per day)
Southeast Asia	3.6	3.5
East Asia	4.3	3.9
North America	3.9	3.9
Others(1)	3.8	3.9
Overall	3.8	3.7

Average spending per guest(3) (US$)
Southeast Asia	20.4	18.7
East Asia	29.2	26.0
North America	43.5	41.2
Others(1)	43.0	38.8
Overall	25.8	23.7

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.7	14.7
East Asia	17.7	13.0
North America	21.5	20.4
Others(1)	24.3	23.2
Overall	17.7	16.1

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the periods by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic region.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the periods by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same store sales for the quarters indicated.

	As of/For the Three Months Ended September 30,
	2024	2023
Number of Same Stores(1)
Southeast Asia	65
East Asia	13
North America	18
Others(5)	10
Total	106

Same Store Sales(2) (US$ in thousands)
Southeast Asia	96,839	93,131
East Asia	20,374	16,907
North America	36,096	34,635
Others(5)	22,449	21,773
Total	175,758	166,446

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	16.2	15.6
East Asia	17.1	14.1
North America	21.8	20.9
Others(5)	24.4	23.7
Total	18.0	17.1

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.6	3.6
East Asia	4.3	4.0
North America	4.0	3.9
Others(5)	3.8	3.9
Total	3.7	3.7

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the third quarter of 2023 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at the Company’s same stores for the periods indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the periods by the total Haidilao restaurant operation days at the Company’s same stores for the periods.

(4)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the periods.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of September 30, 2024, Super Hi had 121 self-operated Haidilao restaurants in 13 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended September 30,
	2024	2023
	USD’000	USD’000
Revenue	198,616	173,252
Other income	2,081	384
Raw materials and consumables used	(65,460)	(59,625)
Staff costs	(65,833)	(57,085)
Rentals and related expenses	(5,366)	(5,349)
Utilities expenses	(7,494)	(6,716)
Depreciation and amortization	(20,378)	(17,767)
Travelling and communication expenses	(1,515)	(1,552)
Other expenses	(17,118)	(16,793)
Other gains and losses - net	25,851	(6,575)
Finance costs	(2,164)	(1,816)
Profit before tax	41,220	358
Income tax expense	(3,564)	(1,760)
Profit (Loss) for the period	37,656	(1,402)

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(13,586)	3,019
Total comprehensive income for the period	24,070	1,617

Profit (Loss) for the period attributable to:
Owners of the Company	37,724	(1,390)
Non-controlling interests	(68)	(12)
	37,656	(1,402)

Total comprehensive income attributable to:
Owners of the Company	24,138	1,629
Non-controlling interests	(68)	(12)
	24,070	1,617

Profit (Loss) Earnings per share
Basic and diluted (USD)	0.06	(0.00)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,	As at December 31,
	2024	2023
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	163,777	168,724
Right-of-use assets	166,989	167,641
Intangible assets	287	402
Deferred tax assets	2,998	1,995
Other receivables	1,960	1,961
Prepayment	303	295
Rental and other deposits	19,561	16,903
	355,875	357,921

Current Assets
Inventories	32,606	29,762
Trade and other receivables and prepayments	28,214	29,324
Financial assets at fair value through profit or loss	28,834	-
Rental and other deposits	2,708	3,882
Pledged bank deposits	3,035	3,086
Bank balances and cash	215,162	152,908
	310,559	218,962

Current Liabilities
Trade payables	33,602	34,375
Other payables	35,559	34,887
Amounts due to related parties	1,367	842
Tax payable	3,606	9,556
Lease liabilities	41,194	38,998
Contract liabilities	9,438	8,306
Provisions	2,280	1,607
	127,046	128,571

Net Current Assets	183,513	90,391

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,		As at December 31,
	2024		2023
	USD’000		USD’000
Non-current Liabilities
Deferred tax liabilities	7,076		1,347
Lease liabilities	155,799		163,947
Contract liabilities	3,035		3,098
Provisions	12,571		7,799
	178,481		176,191

Net Assets	360,907		272,121

Capital and Reserves
Share capital	3		3
Shares held under share award scheme		*		*
Share premium	550,593		494,480
Reserves	(191,590)		(224,397)
Equity attributable to owners of the Company	359,006		270,086
Non-controlling interests	1,901		2,035
Total Equity	360,907		272,121

*	Less than USD1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,
	2024	2023
	USD’000	USD’000
Net cash from operating activities	40,699	19,911
Net cash from (used in) investing activities	41,311	(52,921)
Net cash used in financing activities	(11,440)	(10,022)
Net increase (decrease) in cash and cash equivalents	70,570	(43,032)
Cash and cash equivalents at beginning of the period	140,659	118,936
Effect of foreign exchange rate changes	3,933	(633)
Cash and cash equivalents at end of the period	215,162	75,271